UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-10972

FIRST FARMERS AND MERCHANTS CORPORATION

(Exact name of registrant as specified in its charter)

816 South Garden Street

Columbia, Tennessee 38401

(931) 388-3145

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $10.00 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

* EXPLANATORY NOTE: The registrant is a bank holding company and the class of securities to which this certification applies is held of record by fewer than 1,200 persons. The registrant is relying on Section 12(g)(4) and Section 15(d) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, pursuant to guidance issued by the Securities and Exchange Commission.

Please place an X in the box(es) to designate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒*

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒*

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Common Stock: 1,114 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, First Farmers and Merchants Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 22, 2016	By: /s/ Robert E. Krimmel
Robert E. Krimmel
Chief Financial Officer